Filed Pursuant to Rule 424(b)(3)

Registration No. 333-231736

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 6, 2019)

2,863,768 Units of Stapled Securities

representing

2,863,768 Ordinary Shares and

$494,314,994.48 original issuance amount of

1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030

655,094 Ordinary Shares

Vantage Drilling International

Stapled Securities and Ordinary Shares

This is supplement no. 6 to the prospectus dated June 6, 2019 that relates to the offer and resale of up to (a) an aggregate of 2,863,768 units of stapled securities (the “Stapled Securities”) (including the ordinary shares of Vantage Drilling International (the “Ordinary Shares” or “New Shares”) (i) forming a part thereof that may become separated therefrom as described in the prospectus and (ii) that are issuable upon the conversion of the Notes (as defined below) forming a part thereof) and (b) an aggregate of 655,094 Ordinary Shares that are not part of any Stapled Securities, of Vantage Drilling International by the selling holders identified in the prospectus. As of February 10, 2016, the original issuance date thereof, each Stapled Security initially represented one Ordinary Share and an original issuance amount of $172.61 principal amount of 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030 (the “Notes” or “Convertible Notes”), in each case subject to adjustment as further described in the prospectus. Interest on the Notes accrues at a rate of 1% per year from February 10, 2016, the issue date of the Notes, through, but not including, the fourth anniversary of February 10, 2016. From and after the fourth anniversary of February 10, 2016 and through the maturity date of the Notes, interest will accrue at a rate of 12% per year. Interest on the Notes is payable in kind, semi-annually (in arrears) on June 30 and December 31 of each year by increasing the outstanding principal amount of the Notes. The Notes are mandatorily convertible, in whole or in part, into Ordinary Shares upon the occurrence of certain events enumerated in the indenture governing the Notes, as further described in the prospectus. Accordingly, the Notes, or portions thereof, may be converted into Ordinary Shares without the consent of the holder thereof in certain circumstances, as further described in the prospectus. We are not selling any Stapled Securities or Ordinary Shares under this prospectus. We will not receive any proceeds from the sale of Stapled Securities or Ordinary Shares being offered by the selling holders.

The selling holders may offer Stapled Securities and Ordinary Shares from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” in the prospectus at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The selling holders may sell Stapled Securities or Ordinary Shares through agents they select or through underwriters and dealers they select. The selling holders also may sell Stapled Securities or Ordinary Shares directly to investors. If the selling holders use agents, underwriters or dealers to sell the Stapled Securities or Ordinary Shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required.

Our Stapled Securities are quoted on the Over-The-Counter Bulletin Board (the “OTCBB”) and on the Over the Counter Pink Market (“OTC Pink”) under the symbol “VTGGF.” On November 8, 2019, the last reported bid price per Stapled Security was $187.50.

Recent Developments

We have attached to this prospectus supplement the Form 8-K of the Company filed on November 18, 2019. The attached information updates and supplements, and should be read together with, the Company’s prospectus dated June 6, 2019, as supplemented from time to time.

Investing in our Stapled Securities and Ordinary Shares involves risks. See the section entitled “Risk Factors” in the prospectus and in our annual report on Form 10-K for the year ended December 31, 2018, as amended by our annual report on Form 10-K/A for the year ended December 31, 2018 (as so amended, the “Annual Report”), and our subsequent filings with the Securities and Exchange Commission, which are incorporated by reference therein, for a discussion of certain risks that you should consider before buying our Stapled Securities or Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 18, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 15, 2019

Vantage Drilling International

(Exact name of registrant as specified in its charter)

Cayman Islands	333-231736	98-1372204
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Vantage Energy Services, Inc. 777 Post Oak Boulevard, Suite 800 Houston, TX 77056
(Address of principal executive offices) (Zip Code)

(281) 404-4700

(Registrant’s telephone number, including area code)

(Not applicable)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.

Other Events.

On November 18, 2019, Vantage Drilling International (the “Company”) issued a press release announcing that its board of directors authorized and directed the conversion of all of the Company’s currently outstanding 1%/12% Step-Up Senior Secured Third Lien Convertible Notes (the “Notes”), into ordinary shares of the Company (the “Conversion”), pursuant to and in accordance with the terms of the indenture governing the Notes. The Company also announced that it delivered an instruction to the trustee of the Notes to effectuate the Conversion of all of the outstanding Notes.

In connection with the Conversion, the Company expects to issue an additional 8,114,984 ordinary shares in respect of the Notes, as a result of which the Company will have 13,115,037 issued and outstanding ordinary shares. The Company expects that all outstanding Notes will be converted into ordinary shares of the Company on or around December 3, 2019, at which time the Notes, and the Company’s stapled securities, would no longer be outstanding.

In addition, the Company announced that on November 15, 2018, Vantage Deepwater Drilling Company and Vantage Deepwater Drilling, Inc., subsidiaries of the Company, purchased a Specific Litigation Insurance Policy (the “Policy”). The Policy covers, subject to certain limited exclusions and conditions, the risk arising in connection with the receipt by the Company’s subsidiaries, from subsidiaries of Petroleo Brasileiro S.A. (“Petrobras”), of payments relating to the judgment entered in the lawsuit captioned Vantage Deepwater Company, et al. v. Petrobras America, Inc., et al., Case No. 4:18-CV-2246, U.S. District Court, Southern of Texas, Houston Division, and relating to the arbitration award that is the subject of such lawsuit, prior to the exhaustion of appeals in the lawsuit, including the appeal therefrom (Case No. 19-20435 in the United States Court of Appeals for the Fifth Circuit).

The Company’s subsidiaries received $701 million from the subsidiaries of Petrobras. The limit on said policy, together with other assurances obtained by the Company, are expected to cover the entire amount of the payment received by the Company’s subsidiaries from the subsidiaries of Petrobras. However, the Company cannot guarantee that such insurance will be available or sufficient to cover all potential risks that may arise in connection with the ongoing matters with Petrobras.

The Company also announced that its board of directors declared a special cash dividend in the aggregate amount of $525 million, or $40.03 per share following the Conversion, payable on December 17, 2019, to shareholders of record as of the close of business on December 10, 2019. The full text of that release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibits

99.1	Press Release of Vantage Drilling International, dated November 18, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 18, 2019

VANTAGE DRILLING INTERNATIONAL

/s/ Douglas E. Stewart
Douglas E. Stewart Vice President, General Counsel and Corporate Secretary

Exhibit 99.1

Vantage Drilling International Announces Notes Conversion and Special Cash Dividend

HOUSTON, TX—(November 18, 2019)—Vantage Drilling International (“Vantage” or the “Company”) announced today that its board of directors authorized and directed the conversion of all of the Company’s currently outstanding 1%/12% Step-Up Senior Secured Third Lien Convertible Notes (the “Notes”) into ordinary shares of the Company (the “Conversion”). Further, the Company announced that it delivered an instruction to the Trustee to effectuate the Conversion.

In connection with the Conversion, the Company expects to issue an additional 8,114,984 ordinary shares in respect of the Notes, as a result of which the Company will have 13,115,037 issued and outstanding ordinary shares. The Company expects that all outstanding Notes will be converted into ordinary shares of the Company on or around December 3, 2019, at which time the Notes, and the Company’s stapled securities, would no longer be outstanding.

The Notes were issued in 2016, and the current outstanding principal amount thereof is approximately $775.8 million. As of the date hereof, the conversion rate is approximately 0.01046, which equates to one ordinary share per $95.60 principal amount of the Notes. Per the terms of the indenture governing the Notes, no payment or adjustment will be made for any accrued interest on the Notes in connection with the Conversion.

In addition, the Company announced that on November 15, 2018, Vantage Deepwater Company and Vantage Deepwater Drilling, Inc. purchased a Specific Litigation Insurance Policy (the “Policy”). The Policy covers, subject to certain limited exclusions and conditions, the risk arising in connection with the receipt by the Company’s subsidiaries, from subsidiaries of Petroleo Brasileiro S.A. (“Petrobras”), of payments relating to the judgment entered in the lawsuit captioned Vantage Deepwater Company, et al. v. Petrobras America, Inc., et al., Case No. 4:18-CV-2246, and relating to the arbitration award that is the subject of such lawsuit, prior to the exhaustion of appeals in the lawsuit, including the appeal therefrom.

The Company’s subsidiaries received $701 million from the subsidiaries of Petrobras. The limit on said policy, together with other assurances obtained by the Company, are expected to cover the entire amount of the payment received by the Company’s subsidiaries from the subsidiaries of Petrobras. However, the Company cannot guarantee that such insurance will be available or sufficient to cover all potential risks that may arise in connection with the ongoing matters with Petrobras.

The Company also announced that its board of directors declared a special cash dividend in the aggregate amount of $525 million, or $40.03 per share following the Conversion, payable on December 17, 2019, to shareholders of record as of the close of business on December 10, 2019.

As of September 30, 2019, the Company had $825.1 million of cash on hand (including $10.4 million of restricted cash). On a pro forma basis, giving effect to the payment of the dividend, costs associated with the aforementioned insurance policy, and management compensation expenses related to the foregoing in 2019, the Company would have had approximately $264.8 million of cash on hand (including the above-mentioned restricted cash) as of September 30, 2019.

This press release is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to purchase, or an offer to purchase with respect to, any securities.

The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks, uncertainties and assumptions identified above or as disclosed from time to time in the company’s filings with the Securities and Exchange Commission. As a result of these factors, actual results may differ materially from those indicated or implied by such forward-looking statements. Vantage disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

About Vantage Drilling International

Vantage Drilling International, a Cayman Islands exempted company, is an offshore drilling contractor, with a fleet of three ultra-deepwater drillships and five premium jackup drilling rigs. Vantage’s primary business is to contract drilling units, related equipment and work crews primarily on a dayrate basis to drill oil and natural gas wells globally for major, national and independent oil and natural gas companies. Vantage also provides construction supervision services and preservation management services for, and will operate and manage, drilling units owned by others.

Public & Investor Relations Contact:

Thomas J. Cimino

Chief Financial Officer

Vantage Drilling International

(281) 404-4700